MICROBOT MEDICAL INC.

25 Recreation Park Drive, Unit 108

Hingham, MA 02043, USA

December 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microbot Medical Inc.
Request to Withdraw Registration Statement on Form S-1
File No.: 333-228285

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Microbot Medical Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s above-referenced Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on November 8, 2018.

The Company is requesting to withdraw the Registration Statement because it does not intend to proceed with the planned registered offering of the securities covered under the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

Microbot Medical Inc.

By:	/s/ Harel Gadot
Name:	Harel Gadot
Title:	CEO, President and Chairman